

March 3, 2021

Florian Brand
Chief Executive Officer
ATAI Life Sciences B.V.
c/o Mindspace
Krausenstrabe 9-10
10117 Berlin, Germany

> **Re: ATAI Life Sciences B.V.**
> **Draft Registration Statement on Form S-1**
> **Submitted on February 1, 2021**
> **CIK No. 0001840904**

Dear Mr. Brand:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 1, 2021

Market and Industry Data, page ii

1. We note your statement that industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. These statements appear to imply a disclaimer of responsibility for this information in the registration statement. Please either delete this statement or specifically state that you are liable for the information related to the market and industry data.

Prospectus Summary

<u>Our Company, page 1</u>

2.   Please include an organization and ownership chart to explain the structure of your company and its subsidiaries, including your various ownership percentages. Please also include any variable interest entities. In addition, your ownership in each of these subsidiaries or variable interest entities should be clarified throughout your registration statement. For example, revise references to your subsidiaries to use the partially/wholly owned qualifiers.

<u>Our Process, page 2</u>

3.   We note your disclosure in your graphic on page 2 that one of your key selection criteria is that your product candidates have the potential to be "first-in-class" and throughout the registration statement you make statements that your "portfolio includes a number of compounds that have the potential to be developed as first-in-class therapeutics." The term "first-in-class" suggests that your product candidates are effective and likely to be approved. Given the early stages of development for each of your candidates, the term appears speculative. Please revise to delete these references throughout your registration statement. We will not object to statements that you are developing the candidates to address an unmet need.

<u>Our Enabling Technologies, page 3</u>

4.   We note your statement here and elsewhere in your draft offering statement that your digital therapeutics platform may "improve patient outcomes" and "has the potential to both secure stronger intellectual property, or IP, protection and increase the probability of success for [y]our programs." Given the current stage of your product candidates, please remove your statement that your digital therapeutics platform can "improve patient outcomes" and "increase the probability of success of [y]our programs," or otherwise provide your basis for this claim. In addition, please update your disclosure to explain how your digital therapeutics platform works as well as clarify what makes it novel or unique when compared to existing technology.

<u>Our Pipeline, page 3</u>

5.   With respect to the "Total Programs and Enabling Technologies Per Year Since Inception" chart, we note it indicates you currently have 13 programs and technologies in development. However, you only depict six product candidates in the pipeline table. Additionally, we note you have four other programs identified on pages 147 and 148. To the extent that the other 7 programs and technologies are not material, please move the chart and references to these programs and technologies to the Business section where they can be put in proper context.

6.   Additionally, with respect to the total programs and technologies chart, please clarify the following:

- Whether the programs attributed to each year, include the number of continuing programs from the prior year;
- Whether there were any programs terminated during the timeframe;
- What minimum criteria was required for inclusion in the chart; and
- Which programs were acquired and which were created de novo.

7. Please disclose which of your product candidates were developed using each of EntheogeniX Biosciences and Introspect Digital Therapeutics. Additionally, clarify whether these programs were acquired to developed de novo.

8. We note that you do not hold a majority interest in gaba or Neuronasal. Please explain the extent to which you control the product candidate development and clarify your financial interest in the product candidate, such as rights to commercialization rights, regulatory or development milestone payments, etc.

Our Emerging Clinical and Preclinical Programs, page 4

9. We note statements throughout your that imply efficacy. For example only, we note the following statements you make regarding your product candidates: "[PCN-101] demonstrated a rapid and durable response" and "[DMX-102] demonstrated rapid and sustained efficacy in treating opioid use disorder." Please revise your disclosure throughout your prospectus to revise these and similar statements to eliminate conclusions or predictions that your product candidates are effective as determinations of efficacy are solely within the authority of the FDA or equivalent foreign regulator. You may provide a summary of the objective data that you used to draw these conclusions, and such discussion is more appropriate in the Business section where full and proper context can be provided.

Implications of Being an Emerging Growth Company, page 7

10. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Collaborative relationships with third parties could cause us to expend significant resources and incur substantial business risk with..., page 53

11. In addition to your cross reference to Note 3 of you financial statements, please quantify the potential aggregate milestones payments outstanding that you may be required to make to maintain your current ownership percentages in your various subsidiaries. In addition, please expand your disclosure here, or in a separate risk factor, to explain how your majority owned operating subsidiaries could seek and accept capital from third party investors, thereby diluting your ownership and control over such entities, without your consent.

Use of Proceeds, page 99

12.   We note your statement that the use of proceeds is to fund the continued development of
       your clinical and preclinical programs. Please revise you disclosure to allocate the amount
       of proceeds you expect to use for each of your programs and specify how far in the
       clinical development of yourproduct candidates you expect to reach with the net proceeds.
       If any material amounts of other funds are necessary to accomplish the specified purposes
       for which the proceeds are to be obtained, state the amounts and sources of such other
       funds needed for each such specified purpose and the sources thereof. Refer to Instruction
       3 of Item 504 of Regulation S-K.

Business, page 126

13.   Provide expanded disclosure of the CHIBA license agreement, the Columbia stock
       purchase and license agreement, the GABA preferred stock purchase agreement, the
       Neuronasal preferred stock purchase agreement, the DemeRx preferred stock purchase
       agreement and any other licensing or collaboration agreements related to PCN-101, RL-
       007, DMX-1002 or GRX-917 to provide:
       •   each party's rights and obligations;
       •   aggregate amounts paid to date;
       •   aggregate potential milestone payments;
       •   royalty provisions, quantified within a ten point range; and
       •   term and termination provisions.
       Please file the agreements or provide the basis for your belief they are not required to be
       filed as exhibits.

Our Enabling Technologies, page 135

14.   We note your statement here that you believe your EntheogeniX joint venture will
       "accelerate drug discovery" and "be a project engine for atai." Please explain how your
       technology works and describe what makes the artificial intelligence you are utilizing
       "novel." In addition, disclose your basis for your belief that this joint venture may be a
       "project engine" or otherwise advise if any of your product candidates have been
       discovered by your joint venture.

Our Programs, page 136

15.   Throughout this section you disclose third-party studies of certain variations or different
       formulations of your various product candidates. Please revise to clearify whether the
       prior trials were conducted on your actual product candidate versus a similar product
       candidate or different formulation.

16.   In some instances you compare the results to other products. Please clarify whether the
       prior trials involved head to head studies. If they did not, remove the disclosure
       comparing the product candidate to another product.

Viridia Life Sciences (VLS-01), page 140

17.   We note your disclosure that you believe your formulation of DMT has "advantages," including "improved PK-Profile" and Short Duration of Psychedelic Effect." Please include a description of the objective data supporting these claims.

Recognify Life Sciences (RL-007), page 141

18.   We note your disclosure that "RL-007 demonstrated pro-cognitive effects in three prior clinical trials." However, we also note that these prior trials were evaluating RL-007 for the treatment of neuropathic pain. Please advise on how the "pro-cognitive effects" were measured or observed and explain whether the studies were powered to show statistical significance.

Intellectual Property, page 151

19.   Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent held, and the jurisdiction of each patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

Note 5. Equity Method Investments and Other Investments
Equity Method Investments, page F-27

20.   We note your investments in and advances to COMPASS Pathfinder Holding Limited. Refer to Rule 3-09 and Rule 1-02(w)(1) of Regulation S-X for guidance, and provide us with your significance calculations for COMPASS in regard to this guidance. Tell us how you evaluated whether separate financial statements for this significant equity investee would be material to investors and therefore required.

Note 12. Stock-Based Compensation, page F-83

21.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

      You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-8342 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences